UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2010
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer
Date: April 28, 2010

Makita Corporation
Consolidated Financial Results
for the year
ended March 31, 2010
(U.S. GAAP Financial Information)
(English translation of “KESSAN TANSHIN”
originally issued in Japanese)

CONSOLIDATED FINANCIAL RESULTS
FOR THE YEAR ENDED MARCH 31, 2010 (Unaudited)
April 28, 2010
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President, Representative Director & CEO
1. Summary operating results of the year ended March 31, 2010 (From April 1, 2009 to March 31, 2010)
(1) CONSOLIDATED OPERATING RESULTS

	Yen (million)
	For the year ended		For the year ended
	March 31, 2009		March 31, 2010
		%		%
Net sales	294,034	(14.2)	245,823	(16.4)
Operating income	50,075	(25.3)	30,390	(39.3)
Income before income taxes	44,443	(32.9)	33,518	(24.6)
Net income attributable to Makita Corporation	33,286	(27.7)	22,258	(33.1)

	Yen

Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	236.88		161.57
Ratio of net income attributable to Makita Corporation to shareholders’ equity	11.1%		7.7%
Ratio of income before income taxes to total assets	12.3%		9.8%
Ratio of operating income to net sales	17.0%		12.4%

Notes:
1.	Amounts of less than one million yen have been rounded.

2.
The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income attributable to Makita Corporation against the corresponding period of the previous year.

3.	Equity in net earnings of affiliated companies (including non-consolidated subsidiaries): NIL

4.
Certain reclassifications have been made to the previous year’s consolidated financial statements to conform with the presentation used for the year ended March 31, 2010. The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.

(2) SELECTED CONSOLIDATED FINANCIAL POSITION

	Yen (million)
	As of March 31, 2009	As of March 31, 2010

Total assets	336,644	349,839
Total equity	285,746	299,673
Total Makita Corporation shareholders’ equity	283,485	297,207
Total Makita Corporation shareholders’ equity ratio to total assets (%)	84.2%	85.0%

	Yen

Total Makita Corporation shareholders’ equity per share	2,057.76	2,157.42

(3) CONSOLIDATED CASH FLOWS

	Yen (million)
	For the year ended	For the year ended
	March 31, 2009	March 31, 2010

Net cash provided by operating activities	22,178	57,126
Net cash provided by (used in) investing activities	232	(17,668)
Net cash used in financing activities	(33,179)	(9,114)
Cash and cash equivalents, end of year	34,215	62,290

1
English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Dividend Information

	Yen
			For the year ending
	For the year ended	For the year ended	March 31, 2011
	March 31, 2009	March 31, 2010	(Forecast)
Cash dividend per share:
Interim	30.00	15.00	15.00
Year-end	50.00	37.00	(Note)
Total	80.00	52.00	(Note)

	Yen (million)

Total cash dividend	11,111	7,164	—
Dividend payout ratio (%)	33.8%	32.2%	—
Dividend to shareholders’ equity ratio (%)	3.8%	2.5%	—

Note:

While the Company has set forth under the Articles of Corporation of the Company that the record date for the payment of dividend shall be the last day of a relevant period, at the present time, the projected amount of dividends as of the said record date has not been determined yet.
For further details, refer to “Explanation regarding proper use of business forecasts, and other significant matters” on page 3.

3. Consolidated Financial Performance Forecast for the year ending March 31, 2011 (From April 1, 2010 to March 31, 2011)

	Yen (million)
	For the six months ending		For the year ending
	September 30, 2010		March 31, 2011
		%		%
Net sales	127,000	7.0	255,000	3.7
Operating income	16,200	9.0	33,000	8.6
Income before income taxes	16,700	(3.3)	34,000	1.4
Net income attributable to Makita Corporation	11,100	4.5	22,500	1.1

	Yen

Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	80.57		163.33

4. Other
(1)	Changes in important subsidiaries for the year (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None

(2)
Changes in principle, procedure and representation of the accounting policies concerning consolidated financial statements preparation (Changes indicated to “CHANGE OF SIGNIFICANT ACCOUNTING POLICIES”): Yes

(3)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of March 31, 2010: As of March 31, 2009:	140,008,760 140,008,760
2. Number of treasury stock:	As of March 31, 2010: As of March 31, 2009:	2,248,358 2,244,755
3.Average number of shares outstanding:	For the year ended March 31,2010 For the year ended March 31,2009	137,762,051 140,518,582

2
English translation of “KESSAN TANSHIN” originally issued in Japanese

Explanation regarding proper use of business forecasts, and other significant matters
1.
   Regarding the assumptions for the forecasts and other matters. The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of various factors above and other, actual results may vary from the forecasts provided above.

2.
   Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments.

   The Board of Directors plans to meet in April 2011 for a report on earnings for the year ending March 31, 2011. At the time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income attributable to Makita Corporation. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2011.
   The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income attributable to Makita Corporation per share (after adjustments for special circumstances) and multiplied by 100.

3
English translation of “KESSAN TANSHIN” originally issued in Japanese

1. OPERATING RESULTS
1. Operating results
(1) Outline of operations results for the year ended March 31, 2010
   In the year ended March 31, 2010, economic conditions were much severer than ever before due to the impact of the simultaneous global recession. However, some regions have shown signs of gradual improvement mainly due to the effects of the stimulus packages implemented by major countries and the economic growth in emerging countries. In Europe, while recovery has remained slow in Eastern Europe and Russia, Western Europe such as Germany and France has shown a modest recovery trend. In Asia, China’s steady economic growth has prompted vigorous investments in Southeast Asian countries. In Japan and the United States, economy has been picking up moderately but a full-scale recovery has yet to be seen as shown by sluggish housing starts and other unfavorable factors.
   Meanwhile, the demand for power tools decreased substantially in developed countries compared to before the financial recession in the year before last and has remained sluggish. Some emerging countries, however, led other countries in showing a recovery trend.
   Under these circumstances, Makita implemented group-wide cost reduction activities and steadily reinforced its business infrastructure. In development side, Makita continuously expanded its product lines, including those of power tools, rechargeable tools and gardening equipment through the development of smaller and lighter tools or tools with lower noise and vibration. In October 2009, Tokyo Technical Center was established to strengthen our infrastructure for improving environmental performance of our small-type engines. In production side, based on Makita’s unique global production system centered on domestic plants that manufacture diverse high-value-added products in small quantities and Chinese plants that function as hubs for mass production, we stepped up our production capacities to continuously produce high-quality brands, while responding to rapidly changing demands in a prompt and flexible manner. In sales side, we rebuilt the buildings of our sales subsidiaries in France, the Netherlands and Poland, thereby enhancing their training functions for retailers. In November 2009, a sales subsidiary was established in Vietnam, resulting in the even further improvement of our sales and after-sales service system which has already been the best in the industry.
   Our consolidated net sales for this year decreased by 16.4% compared to the previous year to 245,823 million yen. This was because of a substantial decrease in demands due to the simultaneous global recession as well as the stronger yen against other currencies as compared to the previous year.
   Profit was adversely affected by a rise in cost of sales ratio due to the lower operation rate of our production sites resulting from production reduction in response to decreased demands. Moreover, approximately 1.6 billion yen worth of assets were impaired as a result of the revaluation of goodwill and long-lived assets of Makita Numazu which was acquired in May 2007. Consequently, operating income for the year decreased by 39.3% to 30,390 million yen compared to the previous year (operating income ratio: 12.4%). Meanwhile, income before income taxes decreased by 24.6% to 33,518 million yen compared to the previous year, as a result of a substantial improvement in non-operating income (expenses) compared to the previous year due to such factors as foreign exchange gains (income before income taxes ratio: 13.6%). As a result, net income attributable to Makita Corporation was 22,258 million yen (ratio of net income attributable to Makita Corporation: 9.1%), a decrease of 33.1% compared to the previous year.
   Net Sales results by region were as follows:
   Net sales in Japan decreased by 7.6% compared to the previous year to 42,697 million yen because housing construction demands remained sluggish.
   Net sales in Europe decreased by 20.4% compared to the previous year to 109,106 million yen. This decrease was mainly because the Eastern Europe and Russian markets have yet to reach the stage of recovery, while demands were steady in Germany and France. In addition, the yen’s exchange rate rose against the European currencies.
   Net sales in North America decreased by 18.4% compared to the previous year to 34,509 million yen. Although good sales achieved in the United States during Christmas season mainly in home improvement retailer, demands remained sluggish in the housing market throughout the year.
   Net sales in Asia, against the backdrop of China’s economic growth, demands in Southeast Asia began to recover from the second half of the year. Yet the impact of a decline in demands in the first half of the year was so unfavorable that the annual sales decreased by 16.5% compared to the previous year to 18,373 million yen.
   With respect to other regions, while sales in Central and South America, particularly Brazil, were steady, the stronger yen against the local currencies than the previous year resulted in a sales decreased by 9.0% compared to the previous year to 15,228 million yen. In Oceania, although demands were steady in Australia, sales decreased by 0.7% compared to the previous year to 13,116 million yen. In the Middle East and Africa, sales decreased by 22.3% compared to the previous year to 12,794 million yen because market conditions were severe due partly to the impact of the Dubai shock.

4
English translation of “KESSAN TANSHIN” originally issued in Japanese

(2) Outlook for the year ending March 31, 2011
   Regarding the future forecast, competition among companies is expected to intensify due to modest recovery of demand in developed countries. In emerging countries in Asia and other regions where construction demands are continuously expected in housing and others, markets with a strong orientation toward low-price products are likely to emerge. With trends in raw material prices and the foreign exchange market being unpredictable, Makita is expected to continue facing a challenging business environment.
   Based on these forecasts, Makita will strive to reinforce its R&D and product development activities to deliver more user-friendly, earth-conscious power tools and gardening equipment. It will also strengthen the technical development of compact engines. The global production organizations will be strengthened to respond to changes in demand conditions. Sales activities to professional users will be promoted. In addition, aggressive activities will be pursued to maintain and improve our No. 1 sales and after-sales service system in the industry.
   Makita will strive to maintain a solid financial position enabling it to implement these measures, which, we believe, will lead to enhancing customer satisfaction and raising Makita’s position in the industry, resulting, in turn, in the improvement of its corporate value.
   In projecting the operational results for the next year, we use the following assumptions:
•	In terms of foreign exchange rates, the yen will be stronger against such major currencies as the euro and U.S. dollar than this year.

•	Recovery of the demand for power tools is unlikely in Japan, the United States, Western Europe and other developed countries.

•	Raw material prices will become higher compared with the current year.

•	The potential demand in many emerging markets is strong and those markets will grow, however, the relevant foreign currency exchange rates will be unpredictable.
   To cope with these assumed conditions, Makita will:
•	Strengthen its R&D and product development capabilities with respect to environmentally friendly power tools and gardening equipment;

•	Continue development of new products that meet the changing needs of the market by, for example, rolling out each product line as a series;

•	Implement production cost-saving measures, taking advantage of its global production organizations; and

•	Strive to improve its marketing and brand power by fine-tuned response to customer needs and further improved after-sales service.
   On the basis of above measures, Makita forecasts the following performance for the year ending March 31, 2011.

Consolidated Financial Performance Forecast for the Year Ending March 31, 2011
	Yen (million)
	For the six months ending	For the year ending
	September 30, 2010	March 31, 2010
Net sales	127,000	255,000
Operating income	16,200	33,000
Income before income taxes	16,700	34,000
Net income attributable to Makita Corporation	11,100	22,500

Assumption:
The above forecast is based on the assumption of exchange rates of 92 yen to US$1 and 123 yen to 1 Euro.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation where such objectives will be achieved.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Financial position
(1) Analysis on assets, liabilities and total assets
   Total assets at the end of year increased by 13,195 million yen compared to the previous year to 349,839 million yen. Main factors for this increase were a decrease in inventories and an increase of financial assets such as cash and cash equivalents.
   Liabilities decreased by 732 million yen compared to the previous year to 50,166 million yen. The major reasons for this increase were an increase of trade notes and accounts payable and a decrease in accrued retirement and termination benefits.
   Shareholders’ equity at the end of the year increased by 13,927 million yen compared to the previous year to 299,673 million yen. The principal factor for this increase was an increase in retained earnings.
(2) Analysis on cash flows and financial ratios
   Total cash and cash equivalents at the end of the year amounted to 62,290 million yen, increasing by 28,075 million yen compared to the end of the previous year.
(Net Cash Provided by Operating Activities)
   Cash collected from customers decreased due to a decrease in sales. However, net cash provided by operating activities was 57,126 million yen (22,178 million yen for the previous year) because cash paid for purchases of parts and raw materials decreased as a result of production reduction.
(Net Cash Used in Investing Activities)
   Net cash used in investing activities was 17,668 million yen (232 million yen in surplus for the previous year) due to capital expenditures, purchases of marketable securities and other factors.
(Net Cash Used in Financing Activities)
   Net cash used in financing activities totaled 9,114 million yen (33,179 million yen for the previous year). Cash was used mainly for payments of dividends to shareholders.

(Reference)
Trend information of financial ratios
	As of (year ended) March 31,
	2006	2007	2008	2009	2010
Ratio of operating income to net sales	20.0%	17.2%	19.6%	17.0%	12.4%
Equity ratio	81.8%	82.1%	81.9%	84.2%	85.0%
Equity ratio based on a current market price	160.0%	170.4%	116.4%	90.0%	121.3%
Interest-bearing liabilities to net cash provided by operating activities (years)	0.1	0.1	0.1	0.0	0.0
Interest coverage ratio (times)	54.7	102.4	108.8	95.6	984.9

   Definitions:

Operating income to net sales ratio: operating income/net sales

Equity ratio: shareholders’ equity/total assets

Equity ratio based on a current market price: total current market value of outstanding shares/total assets

Interest-bearing liabilities to net cash provided by operating activities

: interest-bearing liabilities /net cash inflow from operating activities

Interest coverage ratio: net cash inflow from operating activities/interest expense
   Notes:

1.	All figures are calculated based on a consolidated basis.

2.	The total current market value of outstanding shares is calculated by multiplying the closing market price at the period end by the number of outstanding shares (after deducting the number of treasury stock.)

3.	Interest-bearing debt includes all consolidated balance-sheet debt on which interest payments are made.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Basic policy regarding profit distribution and cash dividend for the fiscal 2010 and 2011
     Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments. With respect to repurchases of its outstanding shares, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Also Makita continues to consider execution of own share repurchases in light of trends in stock prices.
     Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.

Our forecast for dividends is as follows;
	For the year ended	For the year ending
	March 31, 2010	March 31, 2011
	(Result and Forecast)	(Forecast)
Cash dividend per share:
Interim	15.00 yen	15.00 yen
Year-end	37.00 yen (Note 1)	(Note 2)
Total	52.00 yen (Note 1)	(Note 2)

Notes:

1.
This year, approximately 1.6 billion yen for an impairment loss resulting from the revaluation of goodwill and long-lived assets of Makita Numazu was added to an account as a special circumstance in the computation of the amount of dividends.

2.
The Board of Directors plans to meet in April 2011 for a report on earnings for the year ending March 31, 2011. At such time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income attributable to Makita Corporation. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2011. However, if certain special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments.

The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income attributable to Makita Corporation per share (after adjustments for special circumstances) and multiplied by 100.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

2. GROUP STRUCTURE
     Makita Corporation (the “Company”) and its consolidated subsidiaries (collectively “Makita”) mainly manufacture and sell portable electric power tools. Makita is comprised of the Company and 48 consolidated subsidiaries.
     Group Structure of Makita is outlined as follows;

Outside Customers
Overseas sales subsidiaries: 38
Makita U.S.A. Inc.
Makita Canada Inc.
Makita (U.K.) Ltd.
Makita France SAS
Makita Nederland B.V. (The Netherlands)
S.A. Makita N.V. (Belgium)
Makita S.p.A. (Italy)
Makita Werkzeug GmbH (Germany)
Makita Werkzeug Gesellschaft m.b.H. (Austria)
Makita Sp. z o.o. (Poland)
Makita, S.A. (Spain)
Makita Oy (Finland)
Makita (Australia) Pty. Ltd.
Makita Gulf FZE (U.A.E.)
Other overseas sales subsidiaries: 24
Domestic
Makita Corporation
Sales and manufacturing subsidiaries
Makita Numazu Corporation
(Manufacture and sales of garden equipment)
Other subsidiaries: 1
Overseas sales and manufacturing subsidiaries: 3
Dolmar GmbH (Germany)
(Manufacture and sales of garden equipment)
Makita (China) Co., Ltd.
Makita do Brasil Ferramentas Eletricas Ltda.
Overseas manufacturing subsidiaries: 4
Makita Corporation of America
Makita Manufacturing Europe Ltd. (U.K.)
Makita (Kunshan) Co., Ltd.
Makita EU S.R.L. (Romania)
Other overseas subsidiaries: 1
Makita International Europe Ltd. (U.K.)
(Coordination of our overall operations in Europe)
Supply finished goods
Supply parts

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English translation of “KESSAN TANSHIN” originally issued in Japanese

3. MANAGEMENT POLICIES
1. Basic Policies
     Makita has set itself the goal of consolidating a strong position in the global power tool industry as a global supplier of a comprehensive range of power tools that assist people in creating homes and living environments. In order to achieve this, Makita has established strategic business approaches and quality policies such as “A management approach in symbiosis with society” “Managing to take good care of our customers,” “Proactive, sound management” and “Emphasis on trustworthy and reliable corporate culture as well as management to draw out the capabilities of each employee.” Makita aims to generate solid profitability so that Makita can promote its sustained corporate development and meet the needs of its shareholders, customers, and employees as well as regional societies where Makita operates.
2. Target Management Indicators
     Makita believes that attaining sustained growth and maintaining high profitability are the ways to increase corporate value. Makita’s specific numerical target is to maintain a stable ratio of operating income to net sales on a consolidated basis of 10% or more.
3. Medium-to-Long-Term Management Strategy
     Makita aims to establish high brand recognition and become a “Strong Company” capable of acquiring and maintaining the top market share as an international total supplier of power tools for professional use, pneumatic tools, gardening equipment and other tools in each international region. To achieve these objectives, we will put focus on maintaining and expanding our efforts to develop new products that guarantee great satisfaction to professional users, our global production structure realizing both high quality and cost competitiveness at the same time, and the best marketing and after-sale service structure of the power tools industry in Japan and in international regions.
     In order to carry out this management strategy, Makita is focusing its management resources on the professional-use tool category, while maintaining its strong financial position that can withstand any unpredictable changes in the operational environment including those related to foreign exchange risk and country risk.
4. Preparing for the Future
     Makita will strive to reinforce its R&D and product development activities to deliver more user-friendly and earth-conscious power tools and gardening equipment. It will also strengthen the technical development of compact engines. The global production organizations will be strengthened to respond to changes in demand conditions. Sales activities to professional users will be promoted. In addition, activities to maintain and improve our No. 1 sales and after-sales service system in the industry will be aggressively promoted. We strive to improve our corporate value.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

4. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1. Condensed Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2009		As of March 31, 2010
	Composition ratio		Composition ratio
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	34,215		62,290

Time deposits	2,623		8,383

Short-term investments	29,470		33,639

Trade receivables-

Notes	2,611		2,214

Accounts	43,078		43,680

Less- Allowance for doubtful receivables	(1,129)		(1,010)

Inventories	111,002		88,811

Deferred income taxes	7,264		6,434

Prepaid expenses and other current assets	11,269		9,356

Total current assets	240,403	71.4%	253,797	72.6%

PROPERTY, PLANT AND EQUIPMENT, at cost:

Land	18,173		19,050

Buildings and improvements	65,223		70,668

Machinery and equipment	74,458		74,652

Construction in progress	4,516		2,257

	162,370		166,627

Less- Accumulated depreciation	(89,674)		(93,427)

Total net property, plant and equipment	72,696	21.6%	73,200	20.9%

INVESTMENTS AND OTHER ASSETS:

Investments	11,290		15,166

Goodwill	1,987		721

Other intangible assets, net	2,280		4,664

Deferred income taxes	5,050		1,611

Other assets	2,938		680

Total investments and other assets	23,545	7.0%	22,842	6.5%

Total assets	336,644	100.0%	349,839	100.0%

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English translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2009		As of March 31, 2010
	Composition ratio		Composition ratio
LIABILITIES

CURRENT LIABILITIES:

Short-term borrowings	239		385

Trade notes and accounts payable	14,820		18,359

Other payables	4,397		5,089

Accrued expenses	5,642		4,694

Accrued payroll	7,361		6,835

Income taxes payable	2,772		1,722

Deferred income taxes	50		40

Other current liabilities	5,536		5,337

Total current liabilities	40,817	12.1%	42,461	12.1%

LONG-TERM LIABILITIES:

Long-term indebtedness	818		544

Accrued retirement and termination benefits	7,116		3,778

Deferred income taxes	548		677

Other liabilities	1,599		2,706

Total long-term liabilities	10,081	3.0%	7,705	2.2%

Total liabilities	50,898	15.1%	50,166	14.3%

EQUITY

MAKITA CORPORATION SHAREHOLDERS’ EQUITY:

Common stock	23,805		23,805

Additional paid-in capital	45,420		45,420

Legal reserve	5,669		5,669

Retained earnings	257,487		270,790

Accumulated other comprehensive income (loss)	(42,461)		(42,032)

Treasury stock, at cost	(6,435)		(6,445)

Total Makita Corporation shareholders’ equity	283,485	84.2%	297,207	85.0%

NONCONTROLLING INTEREST	2,261	0.7%	2,466	0.7%

Total equity	285,746	84.9%	299,673	85.7%

Total liabilities and equity	336,644	100.0%	349,839	100.0%

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English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Condensed Consolidated Statements of Income

	Yen (millions)
	For the year ended March 31, 2009		For the year ended March 31, 2010
	Composition ratio		Composition ratio
NET SALES	294,034	100.0%	245,823	100.0%

Cost of sales	170,894	58.1%	149,938	61.0%

GROSS PROFIT	123,140	41.9%	95,885	39.0%

Selling, general, administrative and other expenses	73,065	24.9%	65,495	26.6%

OPERATING INCOME	50,075	17.0%	30,390	12.4%

OTHER INCOME (EXPENSES):

Interest and dividend income	1,562		881

Interest expense	(236)		(71)

Exchange gains (losses) on foreign currency transactions, net	(3,408)		2,044

Realized gains (losses) on securities, net	(3,548)		274

Other, net	(2)		-

Total	(5,632)	(1.9)%	3,128	1.2%

INCOME BEFORE INCOME TAXES	44,443	15.1%	33,518	13.6%

PROVISION FOR INCOME TAXES:

Current	11,277		8,760

Deferred	(546)		2,192

Total	10,731	3.6%	10,952	4.4%

NET INCOME	33,712	11.5%	22,566	9.2%

Less: Net income attributable to the noncontrolling interest	(426)	(0.2)%	(308)	(0.1)%

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	33,286	11.3%	22,258	9.1%

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English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)	Yen (millions)

	For the year ended March 31, 2009
	Makita Corporation shareholders’ equity								Comprehensive income (Loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non- controlling interest	Total

Beginning balance	23,805	45,753	5,669	249,191	(7,657)	(263)	2,516	319,014

Purchases and disposal of treasury stock, net		(333)		(11,135)		(6,172)		(17,640)
Cash dividends				(13,855)			(235)	(14,090)
Comprehensive income (loss)
Net income				33,286			426	33,712	33,286	426	33,712
Foreign currency translation adjustment					(28,051)		(446)	(28,497)	(28,051)	(446)	(28,497)
Unrealized holding gains (losses) on available-for- sale securities					(3,065)			(3,065)	(3,065)		(3,065)
Pension liability adjustment					(3,688)			(3,688)	(3,688)		(3,688)
Total comprehensive income (loss)									(1,518)	(20)	(1,538)

Ending balance	23,805	45,420	5,669	257,487	(42,461)	(6,435)	2,261	285,746

	Yen (millions)
	For the year ended March 31, 2010
	Makita Corporation shareholders’ equity								Comprehensive income (Loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non- controlling interest	Total

Beginning balance	23,805	45,420	5,669	257,487	(42,461)	(6,435)	2,261	285,746

Purchases and disposal of treasury stock, net						(10)		(10)
Cash dividends				(8,955)			(197)	(9,152)
Capital transactions and other							181	181
Comprehensive income (loss)
Net income				22,258			308	22,566	22,258	308	22,566
Foreign currency translation adjustment					(2,931)		(87)	(3,018)	(2,931)	(87)	(3,018)
Unrealized holding gains (losses) on available-for- sale securities					2,430			2,430	2,430		2,430
Pension liability adjustment					930			930	930		930
Total comprehensive income (loss)									22,687	221	22,908

Ending balance	23,805	45,420	5,669	270,790	(42,032)	(6,445)	2,466	299,673

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English translation of “KESSAN TANSHIN” originally issued in Japanese

4. Condensed Consolidated Statements of Cash Flows
	Yen (millions)
	For the year ended	For the year ended
	March 31, 2009	March 31, 2010
Net cash provided by operating activities	22,178	57,126
Net cash provided by (used in) investing activities	232	(17,668)
Net cash used in financing activities	(33,179)	(9,114)
Effect of exchange rate changes on cash and cash equivalents	(1,322)	(2,269)

Net change in cash and cash equivalents	(12,091)	28,075
Cash and cash equivalents, beginning of year	46,306	34,215

Cash and cash equivalents, end of year	34,215	62,290

5. Notes on the preconditions for a going concern: None
6. Significant Accounting Policies
(1) Scope of consolidation and equity method
Number of consolidated subsidiaries: 48

Major subsidiaries are as follows;
Makita U.S.A. Inc., Makita (U.K.) Ltd.,

Makita France SAS, Makita Werkzeug GmbH (Germany), Makita Oy (Finland), Makita Gulf FZE,

Makita (China) Co., Ltd., Makita (Kunshan) Co., Ltd., Makita (Australia) Pty. Ltd.
(2) Significant Accounting Policies (Summary)
Consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.
1.	Short-term investments and Investments

Makita accounts for Short-term investments and Investments in accordance with Accounting Standards Codification (ASC) 320, “Investments-Debt and Equity Securities” (former SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,”) which requires investments in debt and marketable equity securities to be classified as either trading, available-for-sale securities or held-to-maturity securities.

2.	Allowance for Doubtful Receivables

Allowance for doubtful receivables represents the Makita’s best estimate of the amount of probable credit losses in its existing receivables. The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance.

3.	Inventories

Inventory costs include raw materials, labor and manufacturing overheads. Inventories are valued at the lower of cost or market price, with cost determined principally based on the average cost method.

4.	Property, Plant and Equipment and Depreciation

For the Company, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the consolidated subsidiaries have adopted the straight-line method for computing depreciation.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

5.	Goodwill and Other Intangible Assets

Makita follows the provisions of ASC 805 and ASC 350 (former SFAS No. 141 and SFAS No. 142). ASC805, “Business Combinations” (former SFAS No. 141, “Business Combinations”) requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. ASC 350, “Intangibles—Goodwill and Other” (former SFAS No. 142, “Goodwill and Other Intangible Assets”) eliminates the amortization of goodwill and instead requires annual impairment testing thereof. ASC 350 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with ASC360, “Property, Plant, and Equipment” (former SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets)”.

6.	Income Taxes

Makita accounts for income taxes in accordance with the provision of ASC 740,“Income Taxes” (former SFAS No. 109, “Accounting for Income Taxes”), which requires an asset and liability approach for financial accounting and reporting for income taxes.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

7.	Pension Plans

Makita accounts for pension plans in accordance with the provisions of ASC 715,“Compensation-Retirement Benefits” (former SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”).

8.	Impairment of Long-Lived Assets

Makita accounts for impairment of long-lived assets with finite useful lives in accordance with the provisions of ASC 360,“Property, Plant, and Equipment” (former SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”).

9.	Derivative Financial Instruments

Makita conforms to ASC 815, “Derivatives and Hedging” (former SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”).

10.	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

11.	Revenue Recognition

Makita recognizes revenue at the time of delivery or shipment when all of the following conditions are met; (1) The sales price is fixed and determinable, (2) Collectability is reasonably assured, (3) The title and risk of loss pass to the customer, and (4) Payment terms are established consistent with Makita’s normal payment terms.

12.	Changes in principles, procedures and disclosures of the accounting policies concerning consolidated financial statements preparation

Starting with this fiscal year beginning April 1, 2009, the Company has adopted Financial Accounting Standards Board (“FASB”) ASC 810, “Consolidation” (former SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51”). This statement establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of noncontrolling interests (minority interests) as equity in the consolidated financial statements. The amount of net income attributable to noncontrolling interests is now included in consolidated net income on the face of the consolidated income statements.

This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The adoption did not give rise to any material effect on the Company’s consolidated results of operations and financial position. These financial statements presentation requirements have been adopted retrospectively and previous year amounts in the consolidated financial statements have been reclassified or adjusted to conform to this statement.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

7. Notes to Condensed Consolidated Financial Statements (Unaudited)
Operating segment information

	Yen (millions)
	For the year ended March 31, 2009
	Japan	Europe	North America	Asia	Other	Total	Corporate and elimi- nations	Consoli- dated
Sales:
(1) External customers	63,859	137,230	42,446	9,954	40,545	294,034	-	294,034
(2) Inter-segment	56,371	4,154	4,690	86,697	121	152,033	(152,033)	-

Total	120,230	141,384	47,136	96,651	40,666	446,067	(152,033)	294,034

Operating expenses	112,109	121,668	46,291	84,438	35,816	400,322	(156,363)	243,959
Operating income (loss)	8,121	19,716	845	12,213	4,850	45,745	4,330	50,075

	Yen (millions)
	For the year ended March 31, 2010
	Japan	Europe	North America	Asia	Other	Total	Corporate and elimi- nations	Consoli- dated
Sales:
(1) External customers	55,767	109,484	34,547	9,007	37,018	245,823	-	245,823
(2) Inter-segment	33,309	2,809	1,847	57,820	98	95,883	(95,883)	-

Total	89,076	112,293	36,394	66,827	37,116	341,706	(95,883)	245,823

Operating expenses	89,719	99,418	36,034	57,947	34,942	318,060	(102,627)	215,433
Operating income (loss)	(643)	12,875	360	8,880	2,174	23,646	6,744	30,390

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   Short-term investments and Investments

As of March 31, 2009	Yen(millions)
				Gross	Gross
				unrealized	unrealized
				holding	holding	Fair	Carrying
			Cost	gains	losses	value	amount
Short-term investments	Marketable securities:	Debt securities	954	60	-	1,014	1,014
		Investments in trusts	26,704	204	110	26,798	26,798
		Equity securities	998	343	33	1,308	1,308

		Total	28,656	607	143	29,120	29,120

	Held-to-maturity securities:	Debt securities	350	-	2	348	350

		Total	350	-	2	348	350

	Total		29,006	607	145	29,468	29,470

Investments:	Marketable securities:	Equity securities	7,819	1,847	177	9,489	9,489

		Total	7,819	1,847	177	9,489	9,489

	Held-to-maturity securities:	Debt securities	1,399	1	52	1,348	1,399

		Total	1,399	1	52	1,348	1,399

	Total		9,218	1,848	229	10,837	10,888

   In addition to the above securities, Makita holds 402 million yen of non-marketable equity securities (carried at cost).

As of March 31, 2010	Yen(millions)
				Gross	Gross
				unrealized	unrealized
				holding	holding	Fair	Carrying
			Cost	gains	losses	value	amount
Short-term investments	Marketable securities:	Debt securities	553	30	-	583	583
		Investments in trusts	30,193	490	3	30,680	30,680
		Equity securities	951	625	-	1,576	1,576

		Total	31,697	1,145	3	32,839	32,839

	Held-to-maturity securities:	Debt securities	800	1	-	801	800

		Total	800	1	-	801	800

	Total		32,497	1,146	3	33,640	33,639

Investments:	Marketable securities:	Equity securities	7,582	5,066	5	12,643	12,643

		Total	7,582	5,066	5	12,643	12,643

	Held-to-maturity securities:	Debt securities	2,121	-	60	2,061	2,121

		Total	2,121	-	60	2,061	2,121

	Total		9,703	5,066	65	14,704	14,764

   In addition to the above securities, Makita holds 402 million yen of non-marketable equity securities (carried at cost).

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English translation of “KESSAN TANSHIN” originally issued in Japanese

Net sales by product categories

	Yen (millions)
	For the year ended		For the year ended		Increase
	March 31, 2009		March 31, 2010		(Decrease)
	Composition ratio		Composition ratio		(%)
Finished goods	251,619	85.6	208,143	84.7	(17.3)
Parts, repairs and accessories	42,415	14.4	37,680	15.3	(11.2)

Total net sales	294,034	100.0	245,823	100.0	(16.4)

Overseas sales by product categories

	Yen (millions)
	For the year ended		For the year ended		Increase
	March 31, 2009		March 31, 2010		(Decrease)
	Composition ratio		Composition ratio		(%)
Finished goods	217,924	87.9	176,660	87.0	(18.9)
Parts, repairs and accessories	29,888	12.1	26,466	13.0	(11.4)

Total overseas sales	247,812	100.0	203,126	100.0	(18.0)

Information per share

	Yen
	As of	As of
	March 31, 2009	March 31, 2010
Total Makita Corporation Shareholders’ equity per share	2,057.76	2,157.42

	Yen
	For the year ended	For the year ended
	March 31, 2009	March 31, 2010
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	236.88	161.57

Note:	Net income per share is calculated on the basis of the average number of shares outstanding during the year.

Average number of shares outstanding is as follows:

For the year ended March 31, 2010:137,762,051

For the year ended March 31, 2009:140,518,582

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English translation of “KESSAN TANSHIN” originally issued in Japanese

SUPPORT DOCUMENTATION (CONSOLIDATED)

1. Consolidated Financial Results and Forecast
	Yen (millions)
	For the year ended			For the year ended		For the year ended
	March 31, 2008			March 31, 2009		March 31, 2010
		(	%)		( %)	(%)
Net sales	342,577	22.4		294,034	(14.2)	245,823	(16.4)
Domestic	52,193	11.4		46,222	(11.4)	42,697	(7.6)
Overseas	290,384	24.6		247,812	(14.7)	203,126	(18.0)
Operating income	67,031	39.1		50,075	(25.3)	30,390	(39.3)
Income before income taxes	66,237	33.2		44,443	(32.9)	33,518	(24.6)
Net income attributable to Makita Corporation	46,043	24.5		33,286	(27.7)	22,258	(33.1)
Earning per share (Basic) Net income attributable to Makita Corporation common shareholders (Yen)	320.30			236.88		161.57
Cash dividend per share (Yen)	97.00			80.00		52.00
Dividend payout ratio (%)	30.3			33.8		32.2
Employees	10,436			10,412		10,328

	Yen (millions)
	For the six months ending September 30, 2010 (Forecast)			For the year ending March 31, 2011 (Forecast)
	(%		)	(%		)
Net sales	127,000	7.0		255,000	3.7
Domestic	21,700	4.2		43,200	1.2
Overseas	105,300	7.6		211,800	4.3
Operating income	16,200	9.0		33,000	8.6
Income before income taxes	16,700	(3.3)		34,000	1.4
Net income attributable to Makita Corporation	11,100	4.5		22,500	1.1
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)	80.57			163.33
Cash dividend per share (Yen)	15.00			(Note 3)

Notes:

1.	The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income attributable to Makita Corporation against the previous year.

2.	Certain reclassifications have been made to the previous years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2010. The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.

3.	Regarding our forecast for dividends, refer to page 7.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Net Sales by Geographic Area

	Yen (millions)
	For the year ended March 31, 2008			For the year ended March 31, 2009		For the year ended March 31, 2010
	(%		)	(%	)	(%	)
Japan	52,193	11.4		46,222	(11.4)	42,697	(7.6)
Europe	160,360	29.3		137,113	(14.5)	109,106	(20.4)
North America	56,422	9.6		42,289	(25.0)	34,509	(18.4)
Asia	22,629	16.2		21,995	(2.8)	18,373	(16.5)
Other regions	50,973	33.7		46,415	(8.9)	41,138	(11.4)
Central and South America	16,764	32.0		16,738	(0.2)	15,228	(9.0)
Oceania	15,522	25.7		13,211	(14.9)	13,116	(0.7)
The Middle East and Africa	18,687	43.0		16,466	(11.9)	12,794	(22.3)
Total	342,577	22.4		294,034	(14.2)	245,823	(16.4)

Note:
The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the years presented. Accordingly, it differs from operating segment information on page 16. The table above shows the changes in the percentage ratio of Net sales against the corresponding period of the previous year.

3. Exchange Rates

	Yen
	For the year ended March 31, 2008	For the year ended March 31, 2009	For the year ended March 31, 2010	For the year ending March 31, 2011 (Forecast)
Yen/U.S. Dollar	114.44	100.71	92.89	92
Yen/Euro	161.59	144.07	131.18	123

4. Production Ratio (unit basis)

	For the year ended March 31, 2008	For the year ended March 31, 2009	For the year ended March 31, 2010
Domestic	22.5%	19.4%	16.8%
Overseas	77.5%	80.6%	83.2%

5. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost

	Yen (millions)
	For the year ended March 31, 2008	For the year ended March 31, 2009	For the year ended March 31, 2010	For the year ending March 31, 2011 (Forecast)
Capital expenditures	15,036	17,046	10,837	10,000
Depreciation and amortization	8,871	8,887	8,308	8,500
R&D cost	5,922	6,883	6,782	7,000

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English translation of “KESSAN TANSHIN” originally issued in Japanese